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As filed with the Securities and Exchange Commission on January 15, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

(RULE 14d-102)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

COGNICASE INC.
(Name of Subject Company (Issuer))

Québec, Canada
(Jurisdiction of Subject Company's (Issuer's) Incorporation or Organization)

CGI GROUP INC.
(Bidder)

Common Shares, no par value
(Title of Class of Securities)

192 423 101
(CUSIP Number of Class of Securities (if Applicable))

Jean-René Gauthier, Esq.
McCarthy Tétrault LLP
Windsor Tower, 5th Floor
1170 Peel Street
Montréal Québec
Canada H3B4S8
(514) 397-4299
 (Name, Address (Including Zip Code) and Telephone Number(Including Area Code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:
Robert J. Grammig, Esq.
Holland & Knight LLP
400 North Ashley Drive
Suite 2300
Tampa, Florida 33602
(813) 227-8500

December 6, 2002(1)
(Date Tender Offer First Published, Sent or Given to Security Holders)

(1)
The Tender Offer was first published in Canada on December 6, 2002.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

a.
Offer and Circular dated as of December 6, 2002, including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

b.
Notice of Change and Variation of the Offer to Purchase dated December 16, 2002, including the Amended Letter of Transmittal and Amended Notice of Guaranteed Delivery.(2)

c.
Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(3)

d.
Notice of Change and Variation of the Offer to Purchase dated January 1, 2003.(4)

e.
Notice of Extension of the Offer to Purchase dated January 13, 2003.

Item 2. Informational Legends

a.
See the inside cover page of the Offer and Circular dated as of December 6, 2002.(1)

b.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated December 16, 2002.(2)

c.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(3)

d.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated January 1, 2003.(4)

e.
See the inside cover page of the Notice of Extension of the Offer to Purchase dated January 13, 2003.

(1)
Previously filed with the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.

(2)
Previously filed with the bidder's Amendment No. 1 to Schedule 14D-1F (File No. 005-50642) filed December 17, 2002.

(3)
Previously filed with the bidder's Amendment No. 2 to Schedule 14D-1F (File No. 005-50642) filed December 24, 2002.

(4)
Previously filed with the bidder's Amendment No. 3 to Schedule 14D-1F (File No. 005-50642) filed January 3, 2003.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. Information has been incorporated by reference in the Offer and Circular from the documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec), copies of which may be obtained upon request without charge from the Secretary of CGI Group Inc. at 1130 Sherbrooke Street West, Montreal, Québec H3A 2M8 (514) 841-3200.

[CGI LOGO]

CGI GROUP INC.

NOTICE OF EXTENSION
OF THE OFFER TO PURCHASE
all of the outstanding common shares of

COGNICASE INC.

on the basis of, at the option of the holder, for each Cognicase Share,

Cdn. $4.50 cash

or

0.6311 Class A Subordinate Shares of CGI Group Inc.,

or any combination thereof,
subject to the maximum aggregate cash consideration and maximum aggregate share consideration
(and corresponding pro-ration) set out in the Offer

        THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (MONTREAL TIME) ON JANUARY 24, 2003, UNLESS FURTHER EXTENDED.

        CGI Group Inc. (the "Offeror") hereby gives notice that it has extended its offer dated December 6, 2002 to purchase all of the outstanding common shares (the "Cognicase Shares") of Cognicase Inc., as amended pursuant to notices of change and variation dated December 16, 2002, December 18, 2002 and January 1, 2003 (the "Original Offer"), from midnight (Montreal time) on January 13, 2003 to midnight (Montreal time) on January 24, 2003, unless further extended (the "Expiry Time"). The Original Offer, as amended in the manner described in this Notice of Extension, is hereby referred to as the "Offer".

        The obligation of the Offeror to take up and pay for Cognicase Shares validly deposited at or prior to midnight on January 13, 2003 pursuant to the Original Offer was subject to certain conditions which have all been satisfied. See Section 4 of the Original Offer, "Conditions of the Offer".

        Holders of Cognicase Shares (the "Shareholders") who have not already deposited their Cognicase Shares under the Original Offer and who wish to accept the Offer must properly complete and execute the Letter of Transmittal accompanying the Original Offer or a manually signed facsimile thereof and deposit it, together with certificate(s) representing their Cognicase Shares, in accordance with the instructions in the Letter of Transmittal at any of the offices of Computershare Trust Company of Canada (the "Depositary") specified in the Letter of Transmittal, so as to arrive there not later than the Expiry Time. Alternatively, Shareholders who wish to accept the Offer and whose share certificates are not readily available may follow the procedure for guaranteed delivery set forth under Section 3 of the Original Offer, "Manner of Acceptance—Procedure for Guaranteed Delivery", using the Notice of Guaranteed delivery that accompanied the Original Offer.

        Questions and requests for assistance may be directed to CIBC World Markets Inc. and Desjardins Securities Inc. (the "Dealer Managers") and the Depositary, and additional copies of this document, the Original Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge upon request from those persons at their respective offices shown on the last page of the Letter of Transmittal.

        If your Cognicase Shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance.

The Dealer Managers for the Offer are:

CIBC World Markets Inc. and Desjardins Securities Inc.

January 13, 2003

(continued from cover)

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Offer is by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to offer securities pursuant to the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those in the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada, the home country of the Offeror. Such consequences for investors who are resident in, or citizens of, the United States are not described herein.

        The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be adversely affected by the fact that the Offeror is incorporated under the laws of the Province of Québec, Canada, that some of its officers and directors are residents of Canada, that the experts named in the Offer and Circular are residents of Canada, that the Dealer Managers are residents of Canada, and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States.

        Shareholders should be aware that, during the Offer Period, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or of certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        This tender offer is made for the securities of a foreign issuer and while the offer is subject to the disclosure requirements of Canada, the country in which Cognicase is incorporated or organized, Shareholders should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        The enforcement by Shareholders of civil liabilities under the federal securities laws may be affected adversely by the fact that Cognicase is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

        Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the Offer, or of the issuer's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the issuer's securities subject to the Offer, or of the issuer's related securities, or of the Offeror's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

FORWARD LOOKING STATEMENTS

        Certain statements contained in this document are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such actions they may deem necessary to extend the Offer to Shareholders in such jurisdiction.

2

TO: THE HOLDERS OF COMMON SHARES OF COGNICASE

        This Notice of Extension amends and supplements the Offer and Circular dated December 6, 2002 (and the accompanying documents), as amended by notices of change and variation dated December 16, 2002, December 18, 2002 and January 1, 2003 (the "Original Offer"), of the Offeror pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Cognicase Shares (including Cognicase Shares which may become outstanding after the date of the Original Offer upon the exercise of outstanding Options and other Rights). Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the meanings set forth in the Original Offer.

        Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Original Offer continue to be applicable in all respects. This Notice of Extension should be carefully read in conjunction with the Original Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery.

        All references to the "Offer" in the Original Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Extension mean the Original Offer, as hereby amended.

1.    Extension of the Offer

        The Offeror has amended the Original Offer by extending the time during which the Offer is open for acceptance from midnight (Montreal time) on January 13, 2003 to midnight (Montreal time) on January 24, 2003 unless the Offer is further extended. Accordingly, the definition of "Expiry Date" in the Original Offer is amended as follows:

  "Expiry Date" means January 24, 2003, or such later date or dates as may be determined by the Offeror from time to time in respect of the Offer pursuant to Section 5 of the Original Offer, "Extension and Variation of the Offer".

        The extended Offer is open for acceptance until the Expiry Time on the Expiry Date, unless further extended or withdrawn. Cognicase Shares may be deposited pursuant to the extended Offer in accordance with the provisions of Section 2 of the Original Offer, "Time for Acceptance".

2.    Deposit to the Original Offer

        The Original Offer was subject to certain conditions which have all been satisfied at or prior to the Expiry Time of the Original Offer. See Section 4 of the Original Offer, "Conditions of the Offer".

        As at midnight (Montreal time) on January 13, 2003, approximately 90.2% of the then 71,498,239 outstanding Cognicase Shares were deposited and not withdrawn under the Original Offer.

3.    Take-Up and Payment for Deposited Cognicase Shares

        On January 13, 2003, the Offeror announced to the Depositary that it was taking up all of the Cognicase Shares validly deposited and not withdrawn under the Original Offer at or prior to the Expiry Time. The Offeror also announced to the Depositary that the payment for such Cognicase Shares taken up would occur by no later than January 16, 2003.

        The Offeror will be obligated to take-up and pay for the Cognicase Shares validly deposited and not withdrawn under the extended Offer no later than as required by applicable securities laws as described in Section 7 of the Original Offer, "Payment for Deposited Cognicase Shares".

4.    Withdrawal of Deposited Cognicase Shares

        All deposits of Cognicase Shares pursuant to the extended Offer are irrevocable, except as provided in Section 8 of the Original Offer, "Withdrawal of Deposited Cognicase Shares".

5.    Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

3

 APPROVAL AND CERTIFICATES

        The contents of the Offer, the Circular and this Notice of Extension have been approved, and the sending, communication or delivery thereof to the holders of Cognicase Shares has been authorized, by the Board of Directors of the Offeror. The foregoing together with the documents incorporated therein by reference contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Cognicase Shares which are the subject of the Offer, as varied by this Notice of Extension.

Dated: January 13, 2003

CGI Group Inc.

(signed) SERGE GODIN Chairman of the Board and Chief Executive Officer	(signed) ANDRÉ IMBEAU Executive Vice-President and Chief Financial Officer
On behalf of the Board of Directors
(signed) PAULE DORÉ Director	(signed) CLAUDE CHAMBERLAND Director

C-1

Offices of the Depositary

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attn: Corporate Actions

Toll Free: 1-800-564-6253

By Hand or Courier	By Hand or Courier
Montreal	Toronto
650 de Maisonneuve West 7th Floor Montreal, Québec	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1
Attn: Corporate Actions	Attn: Corporate Actions
Office of the Dealer Managers in Canada
CIBC WORLD MARKETS INC. 600 de Maisonneuve Blvd. West Suite 3050 Montreal, Québec H3A 3J2	DESJARDINS SECURITIES INC. 1 Complexe Desjardins 29th Floor, South Tower Montreal, Québec H5B 1J2
Tel: (514) 847-6300 Facsimile: (514) 847-6430	Tel: (514) 281-2244 Facsimile: (514) 842-7975

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone number set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following documents are filed as exhibits to this registration statement:

  1.1
  Press Release dated December 6, 2002.(3)
  1.2
  Form of Advertisement.(3)
  1.3
  Form of Advertisement.(4)
  1.4
  Press Release dated December 18, 2002.(5)
  1.5
  Press Release dated December 23, 2002.(5)
  1.6
  Press Release dated January 1, 2003.(6)
  1.7
  Press Release dated January 14, 2003.
  1.8
  Form of Advertisement.
  2.1
  Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)
  2.2
  Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)
  2.3
  Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)
  2.4
  Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)

(1)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed January 22, 2002.
(2)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed December 6, 2002.
(3)
Previously filed as an exhibit to the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.
(4)
Previously filed as an exhibit to the bidder's Amendment No. 1 to Schedule 14D-1F (File No. 005-50642) filed December 17, 2002.
(5)
Previously filed as an exhibit to the bidder's Amendment No. 2 to Schedule 14D-1F (File No. 005-50642) filed December 24, 2002.
(6)
Previously filed as an exhibit to the bidder's Amendment No. 3 to Schedule 14D-1F (File No. 005-50642) filed January 3, 2003.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

        (a)  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the U.S. Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this schedule or to transactions in said securities.

        (b)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this schedule. Such information shall be set forth in amendments to this schedule.

        (c)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidder's securities in connection with the offer.

Item 2. Consent to Service of Process.

        (a)  On December 9, 2002, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (b)  Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

        By signing this schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with this filing on Amendment No. 4 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI GROUP INC.
By:	/s/ SERGE GODIN Serge Godin, Chairman of the Board and Chief Executive Officer
Date: January 9, 2003

EXHIBIT INDEX

1.1	Press Release dated December 6, 2002.(3)
1.2	Form of Advertisement.(3)
1.3	Form of Advertisement.(4)
1.4	Press Release dated December 18, 2002.(5)
1.5	Press Release dated December 23, 2002.(5)
1.6	Press Release dated January 1, 2003.(6)
1.7	Press Release dated January 14, 2003.
1.8	Form of Advertisement.
2.1	Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)
2.2	Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)
2.3	Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)
2.4	Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)

(1)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed December 6, 2002.

(3)
Previously filed as an exhibit to the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.

(4)
Previously filed as an exhibit to the bidder's Amendment No. 1 to Schedule 14D-1F (File No. 005-50642) filed December 17, 2002.

(5)
Previously filed as an exhibit to the bidder's Amendment No. 2 to Schedule 14D-1F (File No. 005-50642) filed December 24, 2002.

(6)
Previously filed as an exhibit to the bidder's Amendment No. 3 to Schedule 14D-1F (File No. 005-50642) filed January 3, 2003.

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PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
FORWARD LOOKING STATEMENTS
APPROVAL AND CERTIFICATES
PART II
PART III
PART IV